Filed pursuant to Rule 497(a)
File No. 333-259996
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FUNDRISE

13.50% fixed return in the San Antonio submarket


Lemon Creek Ranch
Multifamily

We are pleased to announce the latest addition to the Fundrise portfolio—a preferred equity investment located in the rapidly growing San Antonio metropolitan area. Offering a 13.50%[1] gross return, Lemon Creek Ranch aligns with our strategy of identifying high-quality assets with strong market fundamentals. Even as the Federal Reserve continues lowering interest rates, this opportunity underscores the Income Fund's position as a compelling investment in today's market.

Investment overview: Lemon Creek will feature 349 units in a 118-acre mixed-use community anchored by a grocery store, with 25 acres of green space and retail, dining, and entertainment options. Residents will enjoy amenities like a resort-style pool, fitness center, and smart home features. Structured as preferred equity, this investment offers priority distributions and significant risk protection.

Key investment strengths

1. **13.50%[1] high yield potential:** A projected annual gross return offering an attractive risk-adjusted profile.
2. **Prime location:** Situated in Boerne, TX, within the fast-growing San Antonio MSA.
3. **Experienced sponsor:** Backed by a sponsor with over 50 apartment communities valued at approximately $1.8 billion.

Market snapshot: Boerne has seen a 67% population increase over the past decade, with an additional 24% growth projected in the next five years. Local zoning restrictions limiting future multifamily development and strong demand for rental housing support lease-up performance for high-quality developments like this one.

Why now: The current economic environment presents a unique opportunity for historically strong, risk-adjusted returns in the credit and lending markets. With interest rates continuing to decline, fixed-return investments like this are becoming increasingly attractive compared to lower-yield fixed-income options.

Portfolio impact: Lemon Creek exemplifies Fundrise's commitment to sourcing opportunities in growth markets like San Antonio, capitalizing on rental housing demand while delivering strong returns. The Income Fund remains well-positioned to provide consistent value to investors, even as market conditions evolve.

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Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fed cuts rates—now it's your move

With interest rates dropping, real estate prices are poised to rise. By investing now, you can lock in today's lower prices and maximize your returns *before* values likely recover.

Invest now



[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.